UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on remuneration to shareholders

—

Rio de Janeiro, March 01, 2023 – Petróleo Brasileiro S.A. – Petrobras, Petrobras informs that its Board of Directors, at a meeting held today, authorized, by a majority vote, the submission to the General Shareholders' Meeting, scheduled for April 27, 2023, the proposal for distribution of dividends equivalent to R$ 2.74573369 per outstanding preferred and common share.

The proposed dividends are in line with the Shareholder Remuneration Policy (Policy) and are compatible with the company's financial sustainability in the short, medium, and long terms.

The Executive Board, by a majority vote, proposed to the Board of Directors the payment of dividends in two equal installments in the months of May and June, as follows:

Amount to be paid: R$ 2.74573369 per common and preferred share outstanding, whereby:

(i) the first installment, in the amount of R$ 1.37286685 per outstanding preferred and common share, will be paid on May 19, 2023.

(ii) the second installment, in the amount of R$ 1.37286684 per preferred and common share, will be paid on June 16, 2023.

The Board of Directors approved, by a majority vote, the proposal of the Executive Board, however, since the proposed amount exceeds the application of the formula provided in item 4.2 of the Policy by R$ 0.49806828 per common and preferred share in the quarter, the Board of Directors suggested, by a majority vote, that the company's shareholders evaluate the creation of a Statutory Reserve (Reserve), in the form of the law, to retain up to R$ 0.49806828 per common and preferred share of the result of fiscal year 2022.

If shareholders do not accept the Board of Directors' suggestion to create the Reserve, or, if the entire balance is not retained, the Board of Directors, by a majority vote, recommended to shareholders that the payment of this R$ 0.49806828 per common and preferred share or the remaining balance should be made on December 27, 2023, adjusted by the SELIC rate and deducted from the amount of the second installment of dividends.

In the case of that the dividend distribution proposal is approved at the General Shareholders' Meeting without the retention of reserves and without any postponement suggested by the Board of Directors to the shareholders, the dividends will be paid in two equal installments in the months of May and June, as described above.

Record date: April 27, 2023 for holders of Petrobras shares traded on B3 and May 01, 2023 for ADR holders traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-dividend on B3 and the NYSE as of April 28, 2023.

Payment date: For holders of Petrobras shares traded on B3, first payment will be made on May 19, 2023 and second payment will be made on June 16, 2023. ADR holders will receive payments starting on May 26, 2023 and June 23, 2023, respectively.

Form of distribution: The two payment installments will be made in the form of dividends.

These installment amounts will be adjusted by the SELIC rate from December 31, 2022 until the date of payment of each installment.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

It is important to point out that these proceeds will be deducted from the dividends to be approved at the 2023 Annual Shareholders' Meeting for the year 2022.

Petrobras' Shareholder Remuneration Policy can be accessed on the company's website (https://www.investidorpetrobras.com.br/en/).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer